PART I of FORM C-AR

X Form C-AR:	Annual Report
Name of Issuer	Share-ify, Inc.
Form	Corporation
Jurisdiction of Incorporation/Organization:	Delaware
Date of Organization	May 24, 2016
Physical address of issuer:	585 East SR 434 Longwood, Florida 32750
Website of issuer	www.share-ify.com
Is there a co-issuer?	Yes__ No X

	Current number of employees:	35 full time employees

	As of the most recent fiscal year end	As of the prior fiscal year-end
Total Assets:	745,356	713,568
Cash & Cash Equivalents:	13,225	279,512
Accounts Receivable:	0	0
Short-term Debt:	6,060,417	5,386,595
Long-term Debt:	2,520,597	2,590,581
Revenues/Sales	3,999,972	2,736,095
Cost of Goods Sold:	654,929	1,993,261
Taxes Paid:	0	0
Net Income:	(1,082,364)	(1,310,558)

SIGNATURES

By: */s/ Ernesto Nardone*
Name: Ernesto Nardone
Title: Chief Executive Officer, President, Director, Principal Executive Officer
Date: February 25, 2026

By: */s/ Angela Nardone*
Name: Angela Nardone
Title: Chief Operating Officer, Chief Financial Officer, Director, Principal Financial Officer, Principal Accounting Officer
Date: February 25, 2026

By: */s/ Stephen Eisler*
Name: Stephen Eisler
Title: Director
Date: February 25, 2026



Share-ify, Inc.

585 East SR 434
Longwood, Florida 32750

www.share-ify.com

In this Annual Report, the terms "Share-ify", "the Company," "we," or "us" refer to Share-ify, Inc., a Delaware corporation. The Company, having offered and sold shares of its Series B Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this Annual Report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. A copy of this report may be found on the company's website at www.share-ify.com.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

THE COMPANY AND ITS BUSINESS

Overview

Share-ify, Inc. is a C Corporation that was originally formed as a limited liability company under the laws of the State of Delaware on May 24, 2016, and converted to a Delaware corporation on November 14, 2024.

Share-ify's mission is to connect companies and allow them to be more productive and successful together.

According to the World Health Organization (WHO), An estimated 600 million – almost 1 in 10 people in the world – fall ill after eating contaminated food and 420,000 die every year.

Each year, $110 billion (USD) is lost in productivity and medical expenses resulting from unsafe food in low- and middle-income countries. Children under 5 years of age carry 40% of the foodborne disease burden, with 125 000 deaths every year. Foodborne diseases impede socioeconomic development by straining health care systems and harming national economies, tourism, and trade.

Food safety is not a one-time event. It is a continuous process and culture built into the fabric of supply chain management to keep food safe.

Share-ify, Inc. offers "Share-ify" - a cloud services business network and software platform that facilitates secure information exchanges between companies or between corporate entities and their remote locations for food safety, quality assurance, brand standard, and regulatory compliance purposes.

Share-ify helps companies implement a food safety culture into every aspect of the supply chain with its platform of tools.

Share-ify is 90% pre-configured, allowing companies to quickly get started and significantly reduce costly implementation timelines. Designed with purpose, Share-ify minimizes the need for "do-it-yourself" setup and management of compliance programs, relieving customers' internal teams from the burden of daily customization, optimization, and operation. With its pre-configured applications, Share-ify streamlines the sharing of critical information, including product details, contact information, documents, certificates, contracts, laboratory results, testing data, audit records, product complaints, and more.

Food safety solutions are not a "nice to have." It is a baseline requirement for all companies handling food.

Our Company's team of Food Safety, Quality Assurance, and Regulatory Compliance experts continually enhance the Share-ify platform, ensuring all subscribers benefit without the need to hire dedicated staff to operate and maintain the software.

Unlike e-commerce and inventory management systems, Share-ify is designed specifically to address brand standards, food safety, quality assurance, and regulatory compliance. It is a purpose-built solution tailored for companies prioritizing a strategic approach to compliance.

Through its proprietary Share-ify platform, our Company enables companies to manage and exchange information. Share-ify began by helping food companies to more easily manage data needed from their suppliers. This included information for supplier approvals, food safety, quality assurance, compliance, and brand standards programs.

Share-ify also includes additional modules that companies can purchase separately. These modules include product inspections, crisis communication for product recalls, facility production checks and work orders, product nutrition calculations, and traceability of products.

Our Offerings

Every company (large or small) has to optimize what they do to comply with ever-changing customer, industry, and regulatory requirements. Companies that leverage their data in cloud services can reduce redundant work, increase efficiency, boost productivity and drive growth. Our Company's innovative Share-ify platform spans departments within a company such as quality assurance, food safety, regulatory compliance, legal, risk, sales, service, marketing, e-commerce, and more. Our customers can select from our integrated Share-ify platform for any team, in any industry and for companies of any size to deliver integrated touchpoints with easy automation. Share-ify also provides Connect-ify, an open API solution with seamless import and export capabilities.

Food Safety Modernization Act (FSMA)

In 2011, Congress passed the Food Safety Modernization Act (FSMA), the most sweeping changes to the food code in nearly 70 years. FSMA enabled FDA to focus more on preventing food safety problems rather than relying primarily on reacting to problems after they occur.

FSMA 204 refers to the United States Food and Drug Administration's (FDA) Food Safety Modernization Act's final rule that requires additional traceability records for certain foods to enhance food safety and public health. It aims to improve the speed of identifying and removing potentially contaminated food from the market.

Recent requirements under the Food Safety Modernization Act (FSMA 204) have caused all companies selling certain products within the United States to now require enhanced traceability records and to share them with their trading partners.

- The FDA final rule on Requirements for Additional Traceability Records for Certain Foods (Food Traceability Final Rule) establishes traceability recordkeeping requirements, beyond those in existing regulations, for persons who manufacture, process, pack, or hold foods included on the Food Traceability List (FTL). The Food Traceability Final Rule is a key component of FDA's New Era of Smarter Food Safety Blueprint and implements Section 204(d) of the FDA Food Safety Modernization Act (FSMA). The new requirements identified in the Food Traceability Final Rule will allow for faster identification and rapid removal of potentially contaminated food from the market, resulting in fewer foodborne illnesses and/or deaths.
- At the core of this rule is a requirement that persons subject to the rule who manufacture, process, pack, or hold foods on the FTL, maintain records containing **Key Data Elements (KDEs)** associated with specific **Critical Tracking Events (CTEs)**; and provide information to the FDA within 24 hours or within some reasonable time to which the FDA has agreed.
- The Food Traceability Final Rule aligns with current industry best practices and covers domestic, as well as foreign firms producing food for U.S. consumption, along the entire food supply chain in the farm-to-table continuum.

The compliance date for all persons subject to the recordkeeping requirements is **July 20, 2028.** Because the Food Traceability Final Rule requires entities to share information with other entities in their supply chain, we believe the most effective and efficient way to implement the rule is to have all persons subject to the requirements come into compliance by the same date.

Share-ify helps companies that manufacture, process, pack, or hold foods on the FTL. Share-ify manages master data information, manages event logs and enables companies to transmit information to trading partners in order to comply with the law.

By centralizing vendor and customer management, document storage, and product traceability, Share-ify helps companies more easily comply with requirements and helps streamline operations, reduce regulatory risks, and enhance supply chain transparency.

Our Focus

Food safety remains one of the most significant and persistent challenges facing the global supply chain. Key facts illustrating the challenges of this area include:

- **An estimated 600 million – almost 1 in 10 people in the world – fall ill after eating contaminated food and 420,000 die every year as a result.**
- **$110 billion is lost each year in productivity and medical expenses resulting from unsafe food in low- and middle-income countries.**
- **Children under 5 years of age carry 40% of the foodborne disease burden, with 125,000 deaths every year.**
- **Foodborne diseases impede socioeconomic development by straining health care systems and harming national economies, tourism, and trade.**

As stated above, an estimated 600 million people—nearly one in ten worldwide—fall ill each year from contaminated food, resulting in approximately 420,000 deaths annually. Beyond the human toll, unsafe food drives an estimated $110 billion in lost productivity and medical costs each year in low- and middle-income countries alone. Children under five account for roughly 40% of the foodborne disease burden, underscoring the systemic nature of the problem and its long-term societal impact. Food safety failures strain healthcare systems, disrupt trade, damage tourism, and impede economic development.

Addressing these risks requires coordinated action across regulators, manufacturers, distributors, retailers, and suppliers. Compliance is no longer a siloed, internal function—it is a shared responsibility that depends on timely, accurate, and secure information exchange across the supply chain.

Share-ify is purpose-built to address this challenge. The platform modernizes compliance management by enabling companies to structure, maintain, and share critical compliance information in a single, networked environment. Rather than relying on fragmented internal systems, manual processes, or spreadsheets that must be repeatedly recreated and externally shared, Share-ify provides a cost-effective, scalable solution that accelerates information exchange, improves compliance outcomes, and strengthens supply-chain reliability.

In practice, even modest supply chains can generate operational complexity. A small business managing compliance for 50 suppliers may be responsible for hundreds of documents—each with different formats, owners, and expiration dates. Managing this volume of data manually increases administrative burden and exposes companies to unnecessary regulatory, operational, and reputational risk. Share-ify replaces this inefficiency with structured data, automated tracking, and secure, permission-based sharing.

Much like LinkedIn transformed how professionals connect and exchange credentials, Share-ify connects companies around trusted compliance data. The platform supports secure sharing of product specifications, audit reports, certifications, regulatory documents, supplier information, recall notices, production data, and other mission-critical records—creating a shared source of truth across trading partners.

The scale of the addressable market is substantial. The global food and beverage industry was valued at over $8 trillion in 2024 and is projected to grow steadily over the next decade. In the United States alone, foodservice distribution generates hundreds of billions of dollars in annual economic output, supports nearly one million jobs directly and indirectly, and moves billions of cases of product each year. The restaurant and foodservice sector surpassed $1 trillion in annual sales in 2023 and continues to grow, further expanding the number of regulated entities that must exchange compliance information efficiently. In addition, large enterprises with multiple subsidiaries or business units face increasing complexity as they manage regulatory requirements across jurisdictions, geographies, and product lines. Share-ify is designed to support these multi-entity environments, enabling centralized visibility while accommodating local regulatory and operational needs.

Today, the Share-ify network includes over 30,000 companies across 59 countries—representing a small fraction of the estimated global market. This penetration highlights a significant opportunity for continued expansion. Share-ify's competitive advantage is grounded in its deep domain expertise, flexible data architecture, and ability to manage diverse information types at scale across the supply chain. As regulatory demands increase and supply chains become more interconnected, Share-ify is well positioned to capture an expanding share of this global market.

Share-ify

Share-ify is a subscription-based data service that enables companies to share and exchange business information with trading partners in a private, secure location.

Share-ify includes a suite of tools designed to streamline supply chain management, regulatory compliance, and operational efficiency. Companies on Share-ify have access to the following:

- Product Lifecycle Management
- Relationship Management
- Contract Management
- Document Management
- Audit Management
- Supplier Management
- Complaints & Incidents
- Non-Compliance & Corrective Action Plans
- Workflow & Appraisals
- Scorecard
- Product Evaluations
- Certificates of Analysis (COA)
- Product Specifications

The Company refers to the above set of features on the Share-ify platform as "Share-ify Enterprise." During the year ended December 31, 2024, approximately over 86% of our revenues were generated from annual subscription revenues from Share-ify Enterprise.

Further, the Share-ify platform offers add-on subscriptions for additional functionalities on the platform for an higher subscription amount, depending on the functionalities added by the client. These additional add-on subscription services include:

- *Share-ify AI* provides improved methods of data analysis and pattern recognition as well as improved methods of data conversion from paper and non-electronic forms to electronic, structured data. The solution also includes conversational AI for data analysis.
- *Ver-ify* provides a comprehensive product inspection tool that allows companies to evaluate goods against specific quality standards, ensuring compliance and transparency with trading partners.
- *Trace-ify* supports FSMA 204 compliance by enabling companies to track critical data elements and events across the supply chain, bolstering food safety and traceability.
- *Work-ify* enhances workflow management by helping companies organize and oversee tasks and processes, integrating seamlessly with other platform features to support cohesive operational management.
- *Alert-ify* offers a notification system that keeps users informed about important updates, compliance deadlines, and critical supply chain events, ensuring proactive management.
- *Connect-ify* enables seamless integration with existing systems, allowing companies to import data and consolidate information within Share-ify's Business Intelligence (BI) platform, improving data accessibility and operational insight.

- *Nutr-ify* - Allows our clients to generate product nutritionals for their products.
- *QFSM:* Production workflow solution for HACCP (food safety protocols) and production facility Check Sheets for quality assurance and maintenance programs

Together, these features allow Share-ify to provide a robust, end-to-end solution for companies seeking greater efficiency, regulatory compliance, and transparency within their supply chains.

Planned Products and Services

We are currently working on developing *Pool-ify,* which is a service that aims to support our customers' compliance with the GS1 Global Data Synchronization Network.

Additionally, we are developing AI technology designed to turn our extensive data into safety insights and automated compliance. Our next step is to bring these capabilities into our products, which we plan to launch in 2026.

Market Need

Companies must comply with regulatory requirements, industry requirements, customer requirements, quality assurance tasks, and food safety laws.

According to the 2023 Compliance Trends Report published by Drata, roughly 20% of companies spend over 10,000 hours on compliance per year.

A survey found:

- 25% of organizations spend less than 1,000 hours on compliance a year.
- 35% spend 1,000 to 4,999 hours,
- 20% spend 5,000 to 9,999 hours, and
- the last 20% spend over 10,000 hours on compliance a year

According to the 2025 compliance trend insights from *Drata's State of GRC 2025* research and broader industry surveys, compliance demands and resource burdens remain substantial, with many organizations still dedicating significant internal effort to compliance and GRC. While Drata does not publicly disclose a detailed breakdown of compliance hours for 2025, its research indicates that compliance remains highly resource-intensive, with many organizations managing multiple overlapping frameworks and dedicating significant personnel time to maintaining compliance programs. The complexity of compliance continues to increase, with nearly half of GRC professionals reporting difficulty keeping pace with updates to existing frameworks and more than half describing the challenge of integrating new requirements into established programs, reflecting sustained pressures on time, attention, and organizational resources.

Whether it is meeting customer requirements or adhering to local health department regulations, simplifying compliance makes it easier and less time-consuming for companies, easing the burden on both large and small businesses.

Customer Success Team

Based in the United States, our Company's Customer Success Team comprises over one-third of our Company's workforce and is dedicated to supporting subscribers. These professionals assist with product implementation, offer continuous support, and collaborate with customers to uncover ways to enhance the value of their solutions. Focused on delivering exceptional service, the team drives customer satisfaction and ensures strong retention rates.

Revenue Model

The Company derives its revenues from subscription and support revenues from customers accessing the Company's Share-ify services platform. The Company charges one-time set-up fees when new clients are onboarded onto its Share-ify platform, and then charges annual subscription fees thereafter.

Our Growth Strategy

Our objective is to be the leading global compliance network for companies in the food and food-adjacent industries. Key elements of our strategy include:

- **Further Penetrate Our Current Market**: Compliance is a global challenge, and we believe there is great need for easy-to-use compliance solutions both in the United States and internationally. We intend to leverage our relationships with customers and their trading partners to obtain new sales leads.

- **Increase Revenues From Our Customer Base**: We believe our overall customer satisfaction is strong and will lead our customers to further expand their use of our products as well as increase the possibility of additional products.

- **Expand Our International Presence**: The United Kingdon and Europe's regulatory environments necessitate the use of software to meet customer, industry and regulatory standards. We intend to leverage our current global presence to increase the number of integrations we have with retailers in the food industry and adjacent industries in foreign markets to make our products more valuable to their trading partners overseas.

- **Enhance & Expand Our Services**: We intend to further improve and develop the functionality and features of our cloud-based products, including developing new offerings and applications.

- **Selectively Pursue Strategic Acquisitions**: The nature of our market provides an opportunity for selective acquisitions. We plan to continue to evaluate potential acquisitions based on the number of new customers, revenue, functionality, or geographic reach the acquisition would provide relative to the purchase price, and our ability to integrate and operate the acquired business.

"The Network Effect"

Once companies join Share-ify, trading partners can exchange compliance information with each other. The value of our network increases with the number of trading partners connected to it. After onboarding onto Share-ify, companies often find that many of their existing or new trading partners are already on the network, allowing for easy connecting. The addition of each new subscriber enables that new customer to communicate with our existing subscribers and permits our existing subscribers to do business with the new customer. This "network effect" of adding additional subscribers to our products' infrastructure creates a significant opportunity for existing customers to realize incremental sales by working with our new trading partners and vice versa. As a result of this increased volume of activity, we generate momentum for additional use and add on sales.

How We Grow our Company

Share-ify simplifies trading partner relationships among manufacturers, distributors, wholesalers, importers, brokers, retailers, and foodservice organizations, reducing the workload for compliance.

- *Direct Marketing*- We engage in various marketing strategies including digital marketing, conferences and trade shows, sponsored events, and public relations activities targeted at key decision makers within our prospective customers.

- *Referrals from Our Customers*- We receive leads from our customers seeking to communicate electronically with their trading partners.
- *Share-ify Network*- As restaurants, distributors, and retailers require Share-ify to be used by their supply chain partners, our Share-ify network is designed to help manage the process and bring suppliers into compliance with new requirements. Managing these programs generates leads for us.

Competition

The market for our service offerings is highly competitive, rapidly evolving and fragmented, and subject to changing technology with low barriers to entry, shifting customer needs and frequent introductions of new products and services.

Our current competitors include:
- vendors of packaged business software, as well as companies offering enterprise apps delivered through on-premises offerings from enterprise software application vendors and cloud computing application service providers, either individually or with others;
- software companies that provide their product or service free of charge as a single product or when bundled with other offerings, or only charge a premium for advanced features and functionality, as well as companies that offer solutions that are sold without a direct sales organization;
- vendors who offer software tailored to specific services, industries or market segments including suppliers of traditional business intelligence and data preparation products, integration software vendors, marketing vendors or e-commerce solutions vendors;
- productivity tool and email providers, unified communications providers and consumer application companies that have entered the business software market; and
- traditional platform development environment companies and cloud computing development platform companies that may develop toolsets and products that allow customers to build new apps that run on the customers' current infrastructure or as hosted services, as well as would-be customers that may develop enterprise applications for internal use.

We believe more companies may become competitive threats due to the attractiveness of the markets in which we operate. We also expect our competition to change and evolve as we expand into more markets, with new offerings.

Corporate History & Organization

Our Company was initially formed as a Delaware limited liability company under the name of "Food Software Systems LLC" on May 24, 2016. The Company changed its name to Share-ify LLC on April 13, 2017. On November 5, 2024, the majority of the members of the Company elected to convert the Company from a limited liability company into a Delaware corporation. On November 7, 2024, the Company adopted a Plan of Conversion to this effect, pursuant which the Company would be converted into a corporation under the name of "Share-ify, Inc.", the Company's Certificate of Incorporation and Bylaws were approved to be adopted, the initial officers and directors of the Company were named, and the outstanding voting and non-voting limited liability company interests of the Company would be converted into voting and non-voting shares of common stock of the Company. On November 14, 2024, the Certificate of Conversion was accepted by the Secretary of State of Delaware, and the Company's conversion into Share-ify, Inc. was complete.

Employees

The Company currently has 35 employees, all of whom are full-time.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company has an operating lease agreement for its facility in Longwood, Florida, which serves as its headquarters. The lease commenced in January 2022. The Company pays monthly base rent of $2,460, subject to an annual rent escalation of 3%. This lease is with a related party entity that is owned by Ernesto and Angela Nardone, who are executive officers and directors of the Company.

The Company also has an operating lease agreement for its facility in Ponte Vedra Beach, Florida, which serves as a satellite office and workspace for a number of the Company's employees based in Florida, as well as a conference room for client meetings. The lease commenced in January 2022. The Company pays monthly base rent of $2,752, subject to an annual rent escalation of 3%


RISK FACTORS


The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and its Business

The Company Has a Limited Operating History and Has Not Yet Generated Profits.
The Company was formed as an LLC in May 2016 and converted to a Delaware corporation in on November 14, 2024. The Company has incurred net losses since inception, and generated a net loss of $1,082,364 for the year ended December 31, 2024. There is no assurance that the Company will ever be able to become profitable or generate sufficient revenues to operate our business or pay dividends.

The Auditor Has Included a "Going Concern" Note in the Audited Financial Statements.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the Company Cannot Raise Sufficient Funds, It May Not Succeed.
The Company is likely to need additional funds in the future in order to grow and carry out its plan of operations, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not be able to continue sustaining its operations through the capital invested in the Company by our founders and/or its revenues from operations.

Changes to Regulatory Compliance Requirements in the Food Industry Could Negatively Impact Demand for Our Services and Limit Business Growth.
Share-ify is heavily tailored to assist our clients with compliance for regulations like the Food Safety Modernization Act ("FSMA") and FSMA 204, which require food companies to adhere to food safety laws and to implement traceability solutions. If regulatory requirements were to change, face delays, or experience relaxed enforcement, the demand for our services could decrease. Such regulatory shifts could limit our ability to attract new clients and/or cause a loss of our current clients, potentially impacting our revenue growth and the overall success of our business.

A Downturn in the Food Industry or Changes in Customer Preferences Could Negatively Affect Our Revenue and May Limit Growth Prospects.

Share-ify's primary customers operate in the food industry, making our revenue susceptible to industry-specific economic changes and evolving customer needs. A downturn in the food industry as a whole could impact our clients' ability to invest in compliance solutions, thereby reducing demand for our services. This dependence on a single sector could challenge revenue stability and limit growth prospects.

Data Security and Privacy Breaches Could Lead to Significant Reputational, Legal, and Financial Harm, Potentially Affecting Our Ability to Retain Clients.

Given that we maintain client data on the Share-ify platform, maintaining high standards of security is important. A data breach—whether due to cyberattacks, software vulnerabilities, or internal errors—could result in significant harm to our reputation, legal consequences, and financial losses. Such an event may reduce client trust and loyalty, weakening our market position and potentially causing client turnover and lost revenue.

Growing Competition and Technological Change Could Impact our Client Retention and Market Position.

The regulatory compliance software market is competitive, with new technologies emerging rapidly. Share-ify faces competition from larger companies with more resources, which may challenge its ability to retain existing clients or attract new ones. Failure to innovate and adapt to technological advancements could erode Share-ify's market position and limit growth.

Software Errors Could Impact Product Performance, Reputational Trust, and Financial Results.

Despite continuous testing, Share-ify's software may contain coding, configuration, or manufacturing errors that impact performance, functionality, or security. Detecting and correcting these issues can be costly and time-consuming, potentially affecting client trust and satisfaction. Significant errors may lead to reduced sales, increased support costs, and negative effects on our reputation and financial results.

Compliance with Evolving Data Privacy and Protection Regulations Could Increase Operational Costs and Legal Risks.

Share-ify handles sensitive information, which subjects our Company to a range of data privacy regulations that continue to evolve. Non-compliance with these regulations could lead to significant fines, legal liabilities, and reputational damage. Adapting to new privacy laws may require costly platform updates, impacting profitability and potentially creating operational challenges.

Our Success Depends on Developing and Integrating New Products and Services.

Our Company's ability to retain and attract clients relies on developing new, innovative products and enhancing existing ones to meet evolving market demands. If we are unable to develop sufficiently differentiated offerings, integrate acquired products effectively, or deliver timely updates and support services, clients may seek alternative solutions, which could negatively impact our subscription rates and revenue.

We Have had Key Customers that Accounted for a Significant Portion of our Revenue in Prior Years, and it is Possible that We May Again in the Future.

During the year ended December 31, 2024, one customer accounted for approximately 15%% of our total revenue, compared to 26% for the year ended December 31, 2023. Currently, we do not believe we are materially reliant on any single customer for our operations. However, it is possible we may become materially reliant on one or more major customers in the future. In such a case, we would be subject to a concentration risk, whereby if that customer reduces engagement with us, experiences financial difficulties, or ends their relationship with us, it could materially and adversely affect our financial results and business stability. Additionally, our ability to replace such revenue or further diversify our customer base could impact our financial condition and limit our growth potential.

Actual or Threatened Epidemics, Pandemics, Outbreaks, or Other Public Health Crises May Adversely Affect the Company's Business.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the outbreak of COVID-19.

The food services industry was hit particularly hard by the COVID-19 pandemic due to restaurant closures and shelter-in-place orders, which negatively affected the majority of our clients, and therefore negatively affected our business. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely our operations. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

Loss of Key Employees or Difficulty Hiring Qualified Staff Could Impact Operations.
Share-ify's success depends on retaining skilled employees and attracting qualified new hires, particularly in technical and leadership roles. Loss of key personnel or challenges in hiring sufficient talent could hinder our ability to operate efficiently, innovate, and execute our growth strategies, potentially impacting our competitiveness and business performance.

The Company Depends on Key Personnel and Faces Challenges Recruiting Needed Personnel.
The Company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Our Company Does Not Hold Any Patents on any Products or Technology and Currently Has Not Filed for Trademark Protection.
We do not currently hold any patents on our products or technology, including the Share-ify platform. As a result, we cannot guarantee that our technology is proprietary or that it will not be replicated by competitors. Without patent protection, our technology may be copied or imitated, potentially affecting our competitive position in the market. Additionally, while we conduct business under various trade names, including Veri-ify, Trace-ify, Work-ify, Alert-ify, Connect-ify, Nutr-ify, Pool-ify, and QFSM, none of these trade names, nor our Company name and logo, have been registered for trademark protection at this time. Although we plan to seek trademark protection in the near future, the absence of such protections may expose us to the risk of brand imitation or misuse by third parties.

Risks Related to the Securities

Our Founders Have Control Over All Stockholder Decisions Because They Control 100% of Our Voting Stock. The founders of our Company are Ernesto and Angela Nardone, who are married. Ernesto Nardone, our Chief Executive Officer and a Director of the Company, owns 100,000,000 shares of the Company's Series A Voting Common Stock. Angela Nardone, our Chief Operating Officer, Chief Financial Officer, and a Director of the Company, also owns 100,000,000 shares of the Company's Series A Voting Common Stock. Together, they own 200,000,000 shares of Company's Series A Voting Common Stock, representing 100% of the voting power of the Company. As a result, together, Ernesto and Angela Nardone have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the Company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			

Ernesto Nardone	Chief Executive Officer, President	9 years	Full-Time
Angela Nardone	Chief Operating Officer, Chief Financial Officer, Secretary	9 years	Full-Time
Directors:			
Ernesto Nardone	Director, Chairman of the Board	9 years	N/A
Angela Nardone	Director	9 years	N/A
Stephen Eiseler	Director	2 year	N/A

Ernesto Nardone – Chief Executive Officer, President, and Director

Ernesto Nardone is a founder of the Company. He served as Manager of the Company from its inception in May 2016, and now serves as its Chief Executive Officer and as a Director after the Company's conversion into a Delaware corporation in November 2024. Mr. Nardone brings over 35 years of experience in the technology sector, including a 22-year tenure at IBM, where he held various leadership roles at the company's headquarters. Throughout his career, Mr. Nardone has been instrumental in creating strategic, value-driven relationships with Fortune 100 companies, leveraging his expertise to foster partnerships that drive mutual growth and innovation. Known for his energetic approach and forward-thinking vision, he combines deep industry knowledge with a proactive outlook that helps shape the Company's future direction. Mr. Nardone holds a degree in Mathematics and Computer Science from McGill University. Mr. Nardone is the husband of Angela Nardone, the Company's Chief Financial Officer and Director.

Angela Nardone – Chief Operating Officer, Chief Financial Officer and Director

Angela Nardone is a founder of the Company. She has served as Chief Operating Officer of the Company from its inception in May 2016, and now serves as its Chief Financial Officer and as a Director after the Company's conversion into a Delaware corporation in November 2024. A former investment banker with extensive experience in financial management and technology innovations, Mrs. Nardone oversees the financial aspects of the business, and also leads strategic initiatives to support the Company's premier clients. As Chief Operating Officer, she is also responsible for Product Management and Customer Services. Ms. Nardone is also recognized as an industry leader on subjects of traceability, supply chain management, and quality assurance. She has served in leadership roles within the industry including as the FSMA 204 Task Force Chair, where she contributes to advancing food safety under the Food Safety Modernization Act. Ms. Nardone is the wife of Ernesto Nardone, the Company's Chief Executive Officer and Director.

Steve Eiseler – Director

Steve Eiseler has over 40 years of experience in the fresh produce and food manufacturing sectors, with more than 20 years in executive leadership roles. His extensive background includes expertise in managing information systems for complex, matrixed organizations, allowing him to navigate the intricacies of operational and strategic oversight effectively. In addition to his executive experience, Mr. Eiseler serves on various boards, bringing seasoned insights and guidance to his board roles.


OWNERSHIP AND CAPITAL STRUCTURE


Ownership

The following table shows who owns more than 20% of Company's voting securities as of January 1, 2026:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Ernesto Nardone	200,000,000 shares of Series A Voting Common Stock (1)	100% (i)
Angela Nardone	200,000,000 shares of Series A Voting Common Stock (1)	100% (i)

(i)   Ernesto Nardone owns 100,000,00 shares of Series A Voting Common Stock. Angela Nardone owns 100,000,00 shares of Series A Voting Common Stock. Angela and Ernesto Nardone are married, and therefore each may be considered to have voting and dispositive control over the shares of their spouse. As such, we attribute ownership of Angela and Ernesto Nardone's shares to each other to arrive to the numbers in the table above.

The following table describes our capital structure as of January 1, 2026 :

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued**	Available*
Series A Voting Common Stock	200,000,000	200,000,000	0	0
Series B Non-Voting Common Stock	50,000,000	1,772,417	0	48,227,583

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in under "Financial Statements" at the bottom of this Annual Report. The financial statements were audited by the independent audit firm SetApart Accountancy Corp. The following discussion should be read in conjunction with our audited financial statements and the related notes thereto.

Note: The 2023 financial statements included with this Annual Report were prepared for "Share-ify, LLC", as the Company had not yet converted into a Delaware corporation as of December 31, 2023.

Results of Operations for the years ended December 31, 2024 and 2023.

Net Sales: The Company's net sales for the year ended December 31, 2024 was $3,999,972, compared to $2,736,095 for the year ended December 31, 2023. This represents an increase of $1,263,877, or 46.2%. This increase is largely attributable to attracting new customers and expansion of existing customer spend. Subscription and support revenues are comprised of one-time setup fee and a monthly subscription fee that provided customers with access to the application and related support and updates during the term of the arrangement. For the years ended December 31, 2024 and 2023, revenue from one-time setup fees were $525,114 and $446,906, respectively. For the years ended December 31, 2024 and 2023, revenue from monthly subscriptions were $3,474,858 and $2,289,189, respectively.

Cost of Sales: The Company's cost of sales was $654,929 for the year ended December 31, 2024, compared to $1,993,261 for the year ended December 31, 2023 – a decrease in costs of 67.1%. Cost of sales decreased despite the increase in revenues from 2023 to 2024 largely due to an accounting change whereby it was determined that in 2023 there was an over allocation of direct labor costs. We accounted for these direct labor costs differently for the 2024 fiscal year, which is the primary reason for this decrease. The Company foresees the ability to maintain or improve gross margins going forward due to efficiencies such as process improvements and greater technology adoption.

In both periods, the largest component of cost of sales was labor costs (i.e. employee compensation), which accounted for 84% and 81% of the cost of sales incurred for the years ended December 31, 2024 and 2023, respectively. The remainder of the cost of sales in both periods was comprised of rent for our headquarters, utilities, and third-party services.

General and Administrative Expenses: General and Administrative ("G&A") Expenses increased to $3,516,651 for the year ended December 31, 2024 compared to $1,358,087 for the year ended December 31, 2023. G&A expenses In both periods were comprised of a number of operational expenses, including, but not limited to, advertising, marketing, insurance, employee and management compensation, legal services, service fees, travel, meals and entertainment, and rent for our satellite office. The largest contributor to the increase in G&A expenses from 2023 to 2024 was the increase in the number of employees of our Company in 2024 compared to 2023. The second largest contributor to the increase in G&A expenses in 2024 compared to 2023 was an accounting change shifting more wage costs away from Cost of Sales to Operating Expense. Total wages (including taxes) totaled $2,382,152 and $546,827, respectively, for the years ended December 31, 2024 and 2023, and was the largest component of G&A expenses in both periods.

Sales and Marketing Expenses. Sales and Marketing expenses increased 69% to $243,624 for the year ended December 31, 2024 from $143,825 for the year ended December 31, 2023, as a result of the Company expanding its marketing campaign in an effort to gain new customers and grow revenues.

Depreciation and amortization. The Company had $27,923 in depreciation expense for the year ended December 31, 2024 compared to $13,625 for the year ended December 31, 2023, which also contributed to higher operating expenses overall in 2024 compared to 2023.

Other Income / Expenses: The Company had total other expenses of $639,209 for the year ended December 31, 2024, compared to other expenses of $537,855 for the year ended December 31, 2023 – an increase of 19%. In both periods, these expenses were comprised entirely of interest expense on outstanding loans owed to the SBA and certain outstanding promissory notes payable to Ernesto and Angela Nardone, each of which are described under "Liquidity and Capital Resources" further below. Interest expense increased in 2024 as a result of overall increased indebtedness of the Company in 2024 compared to 2023.

Net Loss: As a result of the foregoing, the Company reported a net loss of $1,082,364 for the year ended December 31, 2024, a 17.4% improvement compared to a net loss of $1,310,558 for the year ended December 31, 2023.

Liquidity and Capital Resources

The Company is currently generating revenues, with total net sales of $3,999,972 for the year ended December 31, 2024. As of December 31, 2024, the Company had $13,225 in cash on hand. Had the company not invested in hiring 9 additional people and 3 contractors, the cash reserves would have been much higher. However, the Company chose to re-invest into the business rather than keep cash in treasury. The Company has not committed to make any capital expenditures.

As indicated in the accompanying financial statements, the Company had a net loss of approximately $1.08 million and negative working capital of approximately $6 million. As of December 31, 2024, the Company had approximately $2.165 million in deferred revenue (which primarily consists of unearned subscription and setup fees, and were recognized as revenue in 2025 as the Company fulfilled its performance obligations under existing customer contracts), as well as approximately $2.45 million in outstanding notes and loans payable.

The Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's current business plan includes a focus on growth through outside capital. The ability to continue with this method of growth as a going concern is dependent on the Company's plan to raise additional funds, as well as the Company's ability to generate funds through revenue producing activities. To date, when the Company has needed capital, Angela and/or Ernesto Nardone have placed additional capital into treasury to cover operational and working capital needs. The Company also has lines of credit up to approximately $80,000 that it may draw on from time to time.

In 2024, the Company's monthly burn rate was approximately $90,000. The Company is currently expensing a non-cash expense in the form on interest due on loans payable to Angela and Ernesto Nardone. Net of this non-cash expense in 2024, the Company's cash based monthly burn rate was approximately $37,000. Currently, we estimate our burn rate to decrease going forward.

Indebtedness

As of December 31, 2024, the Company's debts were as follows:

Notes

- *SBA PPP Loan.* The Company received a Paycheck Protection Program (PPP) loan from the United States Small Business Administration ("SBA") pursuant to a note payable. Interest on the note accrues at 1.00% per annum, beginning January 2022 and maturing in May 2025, with minimum monthly payments of $1,098. The loan is collateralized by the Company's assets. $4,340 in principal and interest on this loan was outstanding as of December 31, 2024.

- *SBA EIDL Loan*. In May 2020, the Company received an EIDL Loan from the SBA in the form of a note payable. Interest on the note accrues at 3.75% per annum, beginning May 2020 and maturing in May 2050. The minimum monthly payment on the note is $587, and the loan is collateralized by the Company's assets. On March 29, 2022 the Company entered into an amendment to the existing loan agreement. The loan principal was increased from $21,800 to $117,200. $116,474 in outstanding principal and interest was outstanding as of December 31, 2024.

Related Party Loans

- In July 2017, Ernesto Nardone, the Company's Chief Executive Officer, loaned the Company $1,235,895 pursuant to a promissory note. This loan accrues at 10% per annum, compounded monthly. The loan matures in December 2030, but payments can be made at any time. As of both December 31, 2024 and 2023, the balance of this loan was $1,235,895. As of December 31, 2024 and 2023, accrued interest on this loan totaled $1,594,848 and $1,291,552, respectively.
- In July 2017, Angela Nardone, the Company's Chief Financial Officer, loaned the Company $1,108,088 pursuant to a promissory note. This loan accrues at 10% per annum, compounded monthly. The loan began July 2017 and matures in December 2030, but payments can be made at any time. As of both December 31, 2024 and 2023, the balance of this loan was $1,108,088. As of December 31, 2024 and 2023, accrued interest on this loan totaled $1,462,884 and $1,183,237, respectively.

Other Related Party Transactions

- The Company has a facility lease with Traceability Holdings, LLC, which is 100% owned by Ernesto Nardone and Angela Nardone's trust. Total rent accrued for the years ended December 31, 2024 and 2023 was $29,159 and $0, respectively. Total rent paid for the years ended December 31, 2024 and 2023 was $0 and $28,309, respectively.

- The Company will occasionally loan to or borrow from another entity to meet short-term cash flow needs. This other entity is owned 100% by an entity owned by Ernesto Nardone. These loans are not subject to interest. As of December 31, 2024 and 2023, there were outstanding receivables of $460,478 and $109,928, respectively.

Credit Card Debt

As of December 31, 2024, the Company had $79,385 in current liabilities related to a Company credit card. As of the date of this Annual Report, this amount is $69,474.29. This credit card debt accrues interest at 2.2% per month.

Trends

Given that the compliance deadline for FSMA 204 is approaching in July 2028, the Company believes that expansion to its customer base will occur. The Company believes that late-adopting food companies will reach out and request for a turn key solution that Share-ify offers. The Company continues to expand its customer base, and the Company's revenues have grown at over 40% CAGR from 2019 through 2024*. The Company's revenues increased by 46.2% from 2023 ($2,736,095) to 2024 ($3,999,972). Expenses have expanded at a slower pace in comparison with revenues and our expectation is that will continue as well. As an example, marketing expense has remained between 5-6% of revenues even though revenues have grown substantially year over year.

We note that, prior to the year ended December 31, 2022, our accounting was performed on a cash basis. As such, it is possible that our revenue growth would be smaller under GAAP reporting standards (which is required for offerings under Regulation Crowdfunding).

RELATED PARTY TRANSACTIONS

The Company has a number of outstanding loans from related parties of the Company, which are discussed under the "Financial Discussion – Liquidity and Capital Resources – Related Party Loans" and "Other Related Party Transactions" subsections above in this Annual Report. The Company also leases the office space in Longwood, Florida that serves as its headquarters from an entity that is owned by Angela and Ernesto Nardone.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- On or about February 5, 2025, the Company commenced an offering under Regulation Crowdfunding, pursuant to which it raised $107,210 from the sale of 85,768 shares of Series B Non-Voting Common Stock. The offering closed on April 30, 2025.
- We commenced an exempt private placement offering pursuant to Rule 506(b) of Regulation D under the Securities Act in May 2024 in which are offering shares of our Series B Non-Voting Common Stock. To date, we have sold 1,771,305 shares, for total proceeds of $1,665,207.
- On November 11, 2024, the Company converted from a Delaware limited liability company into a Delaware corporation. At the time of the conversion, all outstanding voting and non-voting limited liability company interests of the Company were converted into shares of Series A Voting Common Stock and Series B Non-Voting Common Stock of the Company, respectively, resulting in the issuance of 200,000,000 shares of Series A Voting Common Stock, and 1,345,774 shares of Series B Non-Voting Common Stock in an exempt issuance under Section 3(a)(10) of the Securities Act.

DESCRIPTION OF CAPITAL STOCK

The following descriptions summarize important terms of our capital stock. This summary reflects Share-ify, Inc.'s Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 250,000,000 shares of Common Stock, par value $0.0001, of which 200,000,000 are designated as Series A Voting Common Stock 50,000,000 are designated as Series B Non-Voting Common Stock. As of the date of this Annual Report, all 200,000,000 shares of Series A Voting Common Stock are outstanding, and 1,772,417 shares of Series B Non-Voting Common Stock are outstanding.

Series B Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Series A Voting Common Stock; except that our Series B Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

Common Stock

In this Annual Report, we refer to the Series A Voting and Series B Non-Voting Common Stock together as "Common Stock".

Voting Rights

Our Series A Voting Common Stock is entitled to one vote per share on all matters submitted for a stockholder vote. Our Class B Common Stock is non-voting, and therefore is not entitled to vote on any mattes submitted for a stockholder vote, except:

i.   as required by law; or
ii.   if the Company wishes to authorize a new class of shares of the Company, or increase the authorized number of shares of Common Stock, or to increase the rights, preferences, or privileges of any class of stock of the Company (in which case, the Series A and Series B Common Stock would vote together as a single class to approve such an action – and if either the Series A or Series B Common Stock would be adversely affected by the creation of such a new class of shares in a manner different than any other series, that affected Series must approve the creation by a majority of the outstanding shares of such Series).

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

What it Means to be a Minority Holder

As an investor in the Series B Non-Voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities sold pursuant to Regulation CF can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected DealMaker Shareholder Services, an SEC-registered securities transfer agent ("Transfer Agent") an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities. With respect to ownership of the Crowdfunding SPV Interests, the Company has not engaged a transfer agent for this purpose, as it intends to maintain current records of investors through the recordkeeping by its Crowdfunding SPV.

**REGULATORY INFORMATION**

Disqualification

Neither the Company, the Crowdfunding SPV, or any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company is required to file an annual report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at www.share-ify.com

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company is late in filing this Annual Report – however, there are no other compliance failures to disclose.

Updates

Information regarding updates to the offering and to subscribe can be found here, www.investinshareify.com

FINANCIAL STATEMENTS

SHARE-IFY, INC.
Financial Statements
As of and for the years ended December 31, 2024 and 2023

SHARE-IFY, INC.

Index to Financial Statements



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Share-ify, Inc.
Longwood, Florida

Opinion

We have audited the financial statements of Share-ify, Inc. (the "Company") which comprises the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, certain conditions indicate that the Company may not be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

January 23, 2026
Los Angeles, California

SHARE-IFY, INC.
Balance Sheets

	December 31,	
	2024	**2023**
ASSETS		
Current assets:		
Cash	$ 13,225	$ 279,512
Total current assets	13,225	279,512
Non-current assets:		
Property and equipment, net	138,631	128,684
Operating lease, right-of-use-assets	122,522	184,944
Other receivable	460,478	109,928
Deposit	10,500	10,500
Total non-current assets	732,131	434,056
Total assets	$ 745,356	$ 713,568
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities		
Accounts payable	$ 43,287	$ 12,226
Accured expenses and other liabilities	3,779,870	3,175,152
Deferred revenue	2,165,134	2,120,796
Notes payable, current	6,826	15,936
Operating lease liabilities, current	65,300	62,485
Total current liabilities	6,060,417	5,386,595
Non-current liabilities		
Notes payable, net of current	113,988	118,672
Loan payable	2,343,983	2,343,983
Operating lease liabilities, net of current	62,626	127,926
Total non-current liabilities	2,520,597	2,590,581
Total liabilities	$ 8,581,014	$ 7,977,176
Stockholders' deficit		
Series A Common Stock $0.0001 par value, 200,000,000 Share authorized; 200,000,000 share issued and outstanding	20,000	20,000
Series B Common Stock $0.0001 par value, 50,000,000 Share authorized; 1,238,092 share issued and outstanding	124	124
Additional paid-in capital	854,863	344,549
Accumulated deficit	(8,710,645)	(7,628,281)
Total stockholders' deficit	(7,835,658)	(7,263,608)
Total liabilities and stockholders' deficit	$ 745,356	$ 713,568

The accompanying notes are an integral part of these financial statements.

SHARE-IFY, INC.
Statements of Operations

| | Years Ended December 31, | |
	2024	2023
Net sales	$ 3,999,972	$ 2,736,095
Cost of sales	654,929	1,993,261
Gross profit	3,345,043	742,834
Operating expenses:		
General and administrative	3,516,651	1,358,087
Sales and marketing	243,624	143,825
Depreciation and amortization	27,923	13,625
Total operating expenses	3,788,198	1,515,537
Loss from operations	(443,155)	(772,703)
Other income/(expense)		
Interest expense, net	(639,209)	(537,855)
Total other expense	(639,209)	(537,855)
Net loss before income taxes	(1,082,364)	(1,310,558)
Provision for income taxes	-	-
Net loss	$ (1,082,364)	$ (1,310,558)

The accompanying notes are an integral part of these financial statements.

SHARE-IFY, INC.
Statements of Stockholders' Deficit

	Common Stock-Series A		Common Stock-Series B		Additional Paid-In	Accumulated	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at January 1, 2023	-	$ -	-	$ -	$ -	$ (6,317,723)	$ (6,317,723)
Recapitalized at January 1, 2023 (as-if converted)	200,000,000	20,000	1,238,902	124	(20,124)	(6,317,723)	(6,317,723)
Capital contributions	-	-	-	-	364,673	-	364,673
Net loss	-	-	-	-	-	(1,310,558)	(1,310,558)
Balance as of December 31, 2023 (recast)	200,000,000	20,000	1,238,902	124	344,549	(7,628,281)	(7,263,608)
Issuance of common stock	-	-	-	-	1,163,807	-	1,163,807
Net capital withdawal	-	-	-	-	(653,493)	-	(653,493)
Net loss	-	-	-	-	-	(1,082,364)	(1,082,364)
Balance as of December 31, 2024	200,000,000	$ 20,000	1,238,902	$ 124	$ 854,863	$ (8,710,645)	$ (7,835,658)

The accompanying notes are an integral part of these financial statements.

5

SHARE-IFY, INC.
Statements of Cash Flows

| | Years Ended December 31, | |
	2024	2023
Cash flows from operating activities:		
Net loss	$ (1,082,364)	$ (1,310,558)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation and amortization	30,897	13,625
Changes in operating assets and liabilities:		
Prepaid expenses	-	40,609
Other receivables	(350,550)	(109,928)
Accounts payable	31,061	6,481
Accrued expenses and other liablities	604,717	618,850
Deferred revenue	44,339	878,696
Operating lease liabilities, net	(63)	1,821
Net cash (used in) provided by operating activities	(721,963)	139,596
Cash flows from investing activities:		
Purchase of property and equipment	(40,844)	(107,177)
Net cash used in investing activities	(40,844)	(107,177)
Cash flow from financing activities:		
Repayment of notes payable	(203)	(524)
Repayment of loan payable	(13,591)	(129,595)
Capital contribution	3,819,824	3,135,770
Capital withdrawn	(4,473,317)	(2,771,097)
Issuance of common stock	1,163,807	-
Net cash provided by financing activities	496,520	234,554
Net change in cash	(266,287)	266,973
Cash at beginning of year	279,512	12,539
Cash at end of year	$ 13,225	$ 279,512
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 54,538	$ 19,641

The accompanying notes are an integral part of these financial statements.

SHARE-IFY, INC.
Notes to Financial Statements
December 31, 2024 and 2023

Note 1. Nature of Operations

SHARE-IFY, INC. (formerly Share-ify LLC, the "Company") was originally formed as a Delaware limited liability company on May 24, 2016. On November 14, 2024, the Company converted to a Delaware corporation pursuant to a Certificate of Conversion filed with the Delaware Secretary of State, and changed its legal name from "Share-ify LLC" to "Share-ify, Inc."

The Company is engaged in the development and operation of proprietary software that enables secure and efficient exchange of business information between trading partners.

The Company's cloud-based platform supports data sharing, compliance management, and collaboration across the supply chain, with an emphasis on food safety, quality assurance, and regulatory compliance. The software is designed to streamline workflows, improve traceability, and enhance visibility for its users.

The Company primarily serves customers within the food industry, including manufacturers, distributors, and retailers. Its subscriber base is geographically distributed throughout the United States.

The Company generates revenue primarily through subscription-based licensing of its software solutions and related support services.

Note 2. Liquidity and Going Concern

As reflected in the accompanying financial statements, the Company incurred a net loss of $1,082,364 and had a working capital deficiency of $7,835,658 as of December 31, 2024. The Company's ability to continue as a going concern is dependent on its ability to raise additional capital and generate sufficient cash flows from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management is currently exploring various funding options and revenue-generating strategies to support ongoing operations.

The accompanying financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation and be able to realize its assets and discharge its liabilities in the normal course of business. These financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

Note 3. Summary of Significant accounting policies

Basis of Presentation and accounting

The Company's fiscal year ends on December 31.

The accompanying financial statements for the years ending December 31, 2024 and 2023 have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets and liabilities; the reported amounts of revenues and expenses for the periods covered and certain amounts disclosed in the notes to the financial statements. These estimates are based on information available through the date of the issuance of the financial statements and actual results could differ from those estimates.

Note 3. Summary of Significant Accounting Policies (Continued)

Cash

Cash includes cash on hand and in banks.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, which generally range from three to seven years. Routine repairs and maintenance are expensed as incurred. Expenditures that significantly improve or extend the useful life of an asset are capitalized and depreciated over the remaining estimated useful life. When assets are sold or retired, the related cost and accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in the statement of operations.

    Equipment – 5 years
    Furniture and Fixtures – 7 years
    Leasehold improvements – Shorter of the estimate useful life or remaining lease term

The Company evaluates its long-lived assets or asset groups for indicators of possible impairment by determining whether there were any triggering events that could impact the Company's assets. If events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable the Company performs a comparison of the carrying amount to future net undiscounted cash flows expected to be generated by such asset or asset group. Should an impairment exist, the impairment loss is measured based on the excess carrying value of the asset over the asset's fair value generally determined by estimates of future discounted cash flows.

Revenue Recognition

The Company derives its revenues from subscription and support revenues. Subscription and support revenues include subscription fees from customers accessing the Company's software application.

Revenue is recognized upon transfer of software application access rights to customers in an amount that reflects the consideration the Company expects to receive in exchange for this service. If the consideration promised in a contract includes a variable amount, for example, overage fees, contingent fees or service level penalties, the Company includes an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.

The Company determines the amount of revenue to be recognized through the application of the following steps:

1. Identification of the contract, or contracts with a customer;

2. Identification of the performance obligation in the contract;

3. Determination of the transaction price;

4. Allocation of the transaction price to the performance obligations in the contract; and

5. Recognition of revenue when or as the Company satisfies the performance obligations.

Note 3. Summary of Significant Accounting Policies (Continued)

Subscription and support revenues are comprised of one-time setup fee and a monthly subscription fee that provide customers with access to the application and related support and updates during the term of the arrangement. For the years ended December 31, 2024 and 2023, revenue from one-time setup fees were $525,114 and $446,906, respectively. For the years ended December 31, 2024 and 2023, revenue from monthly subscriptions were $3,474,858 and $2,289,189, respectively.

Deferred Revenue

Deferred revenue represents amounts received in advance from customers under subscription service arrangements for which the related services have not yet been rendered. The Company's subscription and support revenues include one-time setup fees and monthly subscription fees, which provide customers with access to the Company's proprietary software platform, including support and updates during the subscription period.

The Company recognizes revenue from one-time setup fees ratably over the twelve-month contract term. The unearned portion of these fees is recorded as deferred revenue. Monthly subscription fees are billed and collected automatically via credit card and are recognized as revenue as the related services are delivered.

As of December 31, 2024, the Company recorded deferred revenue of $2,165,134, which primarily consists of unearned subscription and setup fees. This amount will be recognized as revenue over the next twelve months as the Company fulfills its performance obligations under existing customer contracts.

Substantially all of the Company's arrangements are non-refundable and do not contain refund-type provisions.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. Fair value should be based on the assumptions market participants would use when pricing an asset. US GAAP establishes a fair value hierarchy that prioritizes investments based on those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets (observable inputs) and the lowest priority to an entity's assumptions (unobservable inputs). Share-ify, Inc. groups assets at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 Quoted prices are available in active markets for identical assets or liabilities.

Level 2 Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

The financial instruments include primarily cash, other receivable, accounts payable, and other current liabilities. Due to the short-term nature of these items, the carrying amounts approximate their fair value. The carrying value of short and long-term debts approximates fair value because those financial instruments bear interest at rates that approximate current market rates for loans with similar maturities and credit quality.

Note 3. Summary of Significant Accounting Policies (Continued)

Recently Adopted Accounting Guidance

In 2016, the Financial Accounting Standard Board ("FASB") issued ASU No. 2016-13, Financial Instruments-Credit Losses (FASB ASC 326) Measurement of Credit Losses on Financial Instruments. The standard replaced the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses on instruments within its scope, including trade receivables; the current expected credit loss ("CECL") model. ASU 2016-13 requires entities to use a forward-looking approach based on CECL to estimate credit losses on certain types of financial instruments. This may result in the earlier recognition of allowance for losses. The Company adopted this standard effective January 1, 2023 and there was no material impact of adopting this standard on the Company's financial statements and related disclosures.

Lease

The Company accounts for its leases under ASC 842, *Leases*. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right of use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred

The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

Income Taxes

Prior to November 14, 2024, the Company operated as a Delaware limited liability company (Share-ify LLC) and was treated as a pass-through entity for federal and state income tax purposes. As a result, the Company was not subject to income taxes, and no deferred taxes or tax provisions were recorded for that period. On November 14, 2024, the Company converted to a Delaware corporation (Share-ify, Inc.) and became subject to U.S. federal and applicable state income taxes. From that date forward, the Company began accounting for income taxes in accordance with ASC 740, Income Taxes.

The Company is taxed as a C-corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carry values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Note 4. Property and Equipment, Net

Property and equipment consist of the following:

	Years Ended December 31,	
	2024	2023
Automobile	$ 102,786	$ 102,786
Equipment	99,254	71,727
Furniture and Fixtures	13,574	13,574
Leasehold Improvements	13,317	-
	228,931	188,087
Less; Accumulated depreciation	(90,300)	(59,403)
Property and equipment, net	$ 138,631	$ 128,684

Depreciation expense for the years ended December 31, 2024 and 2023 amounted to $30,897 and $13,625, respectively.

Note 5. Stockholders' Equity

On November 14, 2024, the Company converted from a limited liability company ("LLC") to a C-corporation under the laws of the State of Delaware. The conversion was accounted for as a change in legal form with no change in ownership, control, or total members'/stockholders' equity in accordance with ASC 505-10 and ASC 852-10-45-19. All membership interests were exchanged for 200,000,000 shares of Series A common Stock (par value $0.0001) and 1,238,092 share of Series B Common Stock (par value $0.0001). Accordingly, the accompanying financial statements and statements of stockholders' equity have been recast as if the corporation capital structure had existed for all periods presented. The conversion resulted in the reclassification of members' deficit of $5,362,723 to common stock and additional paid-in capital of $20,124, with no impact of accumulated deficit or total equity.

Note 6. Notes Payable and Long-Term Debt

Notes payable and long-term debts are summarized as follows:

	2024	2023
Note payable, interest at 1.00% per annum, beginning January 2022 and maturing in May 2025, minimum monthly payment of $1,098, collateralized by Company assets.	$ 4,340	$ 17,932
Note payable, interest at 3.75% per annum, beginning May 2020 and maturing in May 2050. The minimum monthly payment of $587, collateralized by Company assets. On March 29, 2022 the Company entered into an amendment to the existing loan agreement. The loan principal was increased from $21,800 to $117,200.	116,474	116,676
	120,814	134,608
Less current maturities	(6,826)	(15,936)
Long-term debt, excluding current maturities	$ 113,988	$ 118,672

Note 6. Notes Payable and Long-Term Debt (Continued)

Maturities of long-term debt at December 31, 2024 are as follows:

2025	$ 6,826
2026	2,586
2027	2,690
2028	2,798
2029	2,910
There after	103,004
	$ 120,814

Note 7. Lease

In January 2022, the Company entered into an operating lease agreement with Traceability Holdings for office space, with a monthly base rent of $2,460 and an annual rent escalation of 3%. Upon lease commencement, the Company recognized a right-of-use asset and corresponding lease liability of $150,727, based on a discount rate of 1.37%.

In January 2022, the Company entered into an operating lease agreement with PGA Tour, Inc. for office space, with a monthly base rent of $2,752 and an annual rent escalation of 3%. Upon lease commencement, the Company recognized a right-of-use asset and corresponding lease liability of $156,584, based on a discount rate of 1.37%.

As of December 31, 2024 and 2023, company has following operating lease assets and liabilities.

	December 31,	
	2024	2023
Assets		
ROU operating lease assets	$ 122,522	$ 184,944
Liabilities		
Operating lease liabilities, current	65,300	62,485
Operating lease liabilities, non-current	62,626	127,926
Total operating lease liabilities	$ 127,926	$ 190,411

Note 8. Related Party Transactions

The Company identifies and discloses related party transactions in accordance with ASC 850-Related party Disclosures. Related parties generally include key management personnel, significant shareholders, board members, and entities under common control.

Transactions with related parties are conducted in the normal course of business and are recorded at the exchange amount established and agreed to by the parties.

Transactions with related parties are conducted on terms that management considers to approximate those available from unrelated parties. Related-party balances are generally unsecured and repayable on demand unless otherwise specified.

Note 8. Related Party Transactions (Continued)

In 2017, CEO, Ernesto Nardone, loaned the Company $1,235,895. This loan accrues at 10% per annum. The loan began July 2017 and matures in December 2030, but payments can be made at any time. As of both December 31, 2024 and 2023, the balance of this loan was $1,235,895. As of December 31, 2024 and 2023, accrued interest on this loan totaled $1,594,848 and $1,291,552, respectively.

In 2017, a related party (Angela Nardone) loaned the Company $1,108,088. This loan accrues at 10% per annum. The loan began July 2017 and matures in December 2030, but payments can be made at any time. As of both December 31, 2024 and 2023, the balance of this loan was $1,108,088. As of December 31, 2024 and 2023, accrued interest on this loan totaled $1,462,884 and $1,183,237, respectively.

The Company has a facility lease (See Note 7) with Traceability Holdings, LLC, which is 100% owned by an officer/shareholder of the Company. Total rent accrued for the years ended December 31, 2024 and 2023 was $29,159 and $0, respectively. Total rent paid for the years ended December 31, 2024 and 2023 was $0 and $28,309, respectively.

The Company will occasionally loan to or borrow from another entity to meet short-term cash flow needs. This other entity is owned 100% by an officer/shareholder of the Company. These loans are not subject to interest. As of December 31, 2024 and 2023, there were outstanding receivables of $460,478 and $109,928, respectively.

Note 9 Related Party's Under Common Control

The company has elected to apply the accounting alternative provided to private companies in FASB ASC 810 for certain entities under common control. As a Result, the Company has not evaluated the following entity under common control in accordance with the guidance in the variable interest entities subsection of FASB ASC 810.

The Company's office facility lease (included in Note 7) is leased from Traceability Holdings LLC, which is fully owned by the sole member of the Company. Traceability Holding's mortgage loan is secured by the office facility. The mortgage has a principal balance of $502,127 at December 31, 2024. If Traceability Holdings were to default on the loan, the lender could seize the property. In that event, the Company's exposure to loss would be the carrying value of the lease asset in excess off the lease liability. Further, the Company would need to seek alternative office facility.

Note 10. Commitment and Contingencies

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations. As of December 31, 2024 and 2023, the Company was not involved in any legal proceedings, nor were any such proceedings known to be threatened, that are expected to have a material adverse impact on its financial position or results of operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024 and 2023, there were no pending or threatening lawsuits that could reasonably be expected to have a material effect on the Company's operations.

Note 10. Commitment and Contingencies (Continued)

Leases

The Company leases certain properties under non-cancelable operating leases. The leases have remaining terms ranging from 2 to 3 years and generally require fixed monthly payments. The Company recognized rent expense for the years ended December 31, 2024 and 2023 amounted to $67,120 and $62,749, respectively.

The following table presents the undiscounted future minimum lease payments under non-cancelable operating leases as of December 31, 2024 and 2023:

	Minimum lease payments	
	2024	2023
Within one year	$ 66,570	$ 64,632
In the second year to fifth year	63,054	129,624
Thereafter	-	-
	129,624	194,256
Less: future finance charges	(1,698)	(3,845)
Present value of lease obligations	$ 127,926	$ 190,411

Note 11. Deferred Revenue

Deferred revenue represents amounts billed or collected in advance of providing services under the Company's software-as-a-service ("SaaS") agreements. These contract liabilities primarily relate to subscription and implementation services that are recognized as revenue over time as performance obligations are satisfied.

The following table summarizes the changes in deferred revenue for the years ended December 31, 2024 and 2023:

	Years ended December 31,	
	2024	2023
Beginning balance	$ 2,120,796	$ 1,242,100
Add: Billing cash received in advance	4,044,310	3,614,791
Less: Revenue recognized	(3,999,972)	(2,736,095)
Ending balance	$ 2,165,134	$ 2,120,796

Revenue recognized during 2024, that was included in the deferred revenue balance at January 1, 2023, totaled $2,120,796.

The Company expects to recognize substantially all of the deferred revenue balance as of December 31, 2024 within the next twelve months, as the underlying subscription and implementation services are performed. There were no significant changes in contract terms, refund obligations, or payment schedules during the years presented.

Note 12. Subsequent Event

Management has evaluated subsequent events through January 23, 2026, the date the financial statement was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this financial statements.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this Form C-AR to be signed on its behalf by the undersigned, thereunto duly authorized.

Share-ify, Inc.

By: */s/ Ernesto Nardone*
Name: Ernesto Nardone
Title: Chief Executive Officer
Date: February 25, 2026

Pursuant to the requirements of Regulation Crowdfunding, this Form C-AR has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: */s/ Ernesto Nardone*
Name: Ernesto Nardone
Title: Chief Executive Officer, President, Director, Principal Executive Officer
Date: February 25, 2026

By: */s/ Angela Nardone*
Name: Angela Nardone
Title: Chief Operating Officer, Chief Financial Officer, Director, Principal Financial Officer, Principal Accounting Officer
Date: February 25, 2026

By: */s/ Stephen Eisler*
Name: Stephen Eisler
Title: Director
Date: February 25, 2026